Exhibit 99.3

ASX ANNOUNCEMENT
12 January 2026

Accelerated NAL Expansion

North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) advises that further refinement of the NAL mine expansion program has identified a pathway to stage permitting, construction and capital investment to fast-track additional production with lower unit operating costs.

Elevra previously outlined a whole-of-project expansion that would increase spodumene concentrate production to 315ktpa, with construction to be completed by the end of CY29 and commissioning thereafter1. The critical path constraint on this schedule was permitting. As such, recent efforts have focussed on determining steps and an approach to reduce this constraint.

By making use of additional permitting information received following the publication of the scoping study, Elevra has identified a project development sequence that provides a shorter timeframe to achieve increased production from NAL. The additional new permitting information, combined with existing permits, provides a pathway to stage the expansion of production volumes at NAL in a disciplined, agile and more time efficient manner.

The expansion pathway is now proposed take the form of a series of debottlenecking steps which are expected to:

•	Increase production capacity above current levels in a staged and incremental manner;

•	Reduce the timeframe to achieve the expanded average Life of Mine (LOM) production volume of 315ktpa of spodumene concentrate; and

•	Enable the capital investment to be staged and, in doing so, reduce the initial upfront capital requirements.

The debottlenecking steps are anticipated to be delivered as below:

1.
An initial 15-20% increase in annual spodumene concentrate production above current production levels commencing in mid-CY27 with an incremental reduction in unit operating costs. This increase is within the current limits of the milling permit, which is set at 4,500 tonnes per day (tpd);

2.
A subsequent expansion of downstream milling, flotation and filtration capacity to 6,500 tpd with an anticipated corresponding concentrate production rate of 315ktpa. The incremental feed material will be processed using a temporary mobile crushing circuit operating in conjunction with the existing crushing circuit. The further expanded production is expected to commence early CY28, with an additional incremental reduction in unit operating costs; and

3.
The replacement of the temporary mobile crushing circuit and the existing crushing circuit with a new crushing and ore sorting circuit capable of meeting feed requirements for a LOM average production of 315ktpa. This final step is expected to be completed in early CY29 and is expected to deliver crushing and ore sorting cost efficiencies required to meet the anticipated LOM cost reduction.

1 See “NAL Expansion Scoping Study Confirms Lower Costs and Strong Returns” announcement filed with the ASX on 15 September 2025.

ELEVRA LITHIUM • Level 28, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

This staged development strategy is anticipated to bring forward incremental production by approximately two years compared with previous plans, while also spreading capital expenditure over a longer period.

Given the low risk, brownfield nature of the proposed expansion, the Company plans to provide an updated scoping study in the first part of Q2 CY26. In conjunction with updating the scoping study, the Company plans to move directly to detailed engineering to advance the respective debottlenecking steps. The updated scoping study will provide a breakdown of operating and capital costs associated with the debottlenecking phases described above.

Commenting on the improved production plan, Elevra’s Chief Executive Officer and Managing Director, Mr Lucas Dow, said: “We have taken a disciplined and pragmatic approach to accelerating production growth at North American Lithium, and the result is a materially improved development pathway. By leveraging new permitting information received since the scoping study, together with permits already in place, we have identified a staged expansion sequence that removes permitting from the critical path and brings forward incremental production in a low-risk, brownfields setting, while maintaining a clear pathway to 315ktpa of spodumene concentrate.”

“The revised strategy is expected to deliver production growth through targeted, capital-efficient debottlenecking steps, bringing forward increased output by approximately two years while spreading capital investment over time and capturing economies of scale. Given the robust nature of the asset and the reduced execution risk, we will update the scoping study and move directly into detailed engineering, providing greater cost clarity and accelerating value creation at NAL.”

During completion of the review of the scoping study2, it was identified that previously reported C1 unit cash costs did not correctly allocate site SG&A costs. Following reallocation, forecast post-expansion C1 LOM unit cash costs are US$630 per tonne once the expansion is fully completed (compared to US$562 previously reported).

However, all-in sustaining costs (“AISC”) as detailed in the scoping study2 remain unchanged at US$680 per tonne. As a result, key economic metrics, including a project NPV of approximately US$950 million and an IRR of 26.4%, remain as published and are highly attractive. The updated Scoping Study due for completion in early Q2 CY26 will incorporate the earlier delivery of additional production which has the potential to further enhance these metrics.

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Officer.

For more information, please contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

2 See “NAL Expansion Scoping Study Confirms Lower Costs and Strong Returns” announcement filed with the ASX on 15 September 2025. All figures reported at CAD/USD = 0.74 per Scoping Study results.

ELEVRA LITHIUM	2

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) with projects in Québec, Canada, United States, Ghana and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana the Ewoyaa Lithium project (22.5%) in joint venture with Atlantic Lithium.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com

ELEVRA LITHIUM	3